EXHIBIT 17.1

To,

10/5/2024

The Board of Directors

Virpax Pharmaceuticals, Inc.

Re: Resignation

Dear Sirs:

I hereby resign from my position of Director of Virpax Pharmaceuticals, Inc., effective immediately. The individuals currently purporting to serve as Virpax’s board of directors are illegally holding those positions. I cannot continue acting as a board member in good faith with people acting in such a manner. Accordingly, I resign.

As I told you almost two weeks ago, Corbo Capital, Inc., Virpax’s lender, appointed the four Virpax directors who were appointed to its board. The agreement that provided Corbo the right to appoint those four directors – the July 5, 2024 Securities Purchase Agreement between Virpax and Corbo – states that all four of those directors must resign from Virpax’s board immediately if Corbo (or another appropriate entity) does not provide at least $5 million in additional financing to Virpax by not later than September 30, 2024. Virpax received no financing. We are well past the September 30 deadline. Accordingly, those four directors should have all resigned from their board positions weeks ago.

But they did not. Instead, in a self-interested manner, these four directors purported to act for Virpax in having Virpax agree to continue to let these same four individuals serve as Virpax’s directors. This self-interested transaction was unfair and unreasonable to Virpax and is void.

Beyond this, Virpax’s board

●	caused Virpax to breach employment agreements by slashing contractually- guaranteed salaries in half;

●	took actions that caused all of Virpax’s employees to resign;

●	planned Virpax to commit, without any due diligence, to an exorbitant digital marketing agreement to a specific firm that Virpax cannot afford (without considering other, far more reasonably priced, alternatives);

●	fired Virpax’s corporate counsel without basis in the middle of an attempted financing;

●	caused Virpax’s auditors to resign due to the unacceptably high risk created by these actions;

●	refused, in bad faith, to consider alternative investors to help keep the company alive; and

●	eliminated Virpax’s directors and officers insurance, which creates very high risk to anyone who dares to serve as a Virpax director;

These actions, in sum, make it impossible for me to continue to serve as a director.

Accordingly, I resign immediately.

Sincerely,

Gerald Bruce

Copy to:

Virpax Pharmaceuticals, Inc.

1055 Westlakes Drive, Suite 300

Berwyn, PA 19312

Attention: Chief Financial Officer

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Leslie Marlow

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

Attention: Ross D. Carmel

Katharyn Field

22210 Woodset Lane

Boca Raton, FL 33428

Gary Herman

9499 Collins Avenue #611

Surfside, FL 33154

Jatinder Dhaliwal

102-1102 Hornby Street

Vancouver, BC V6Z1V8

Judy Su

4226 Dundas Street

Burnaby, BC, V5C 1B1